Navios Maritime Partners L.P. Declares a Cash Distribution of $0.40 per Unit and Announces the Date for the Release of Second Quarter 2009 Results, Conference Call and Webcast

PIRAEUS, GREECE, July 27, 2009 -- Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of Capesize and Panamax vessels, announced today that its Board of Directors has declared a cash distribution of $0.40 per unit for the second quarter ended June 30, 2009. This payment represents $1.60 per unit on an annualized basis. The cash distribution is payable on August 11, 2009 to all unitholders of record as of August 6, 2009.

Navios Partners will host a conference call on Wednesday, July 29, 2009 at 08:30 A.M. EDT, where Navios Partners' senior management will discuss the results of the second quarter ended June 30, 2009. The Company will announce earnings for the second quarter ended June 30, 2009 prior to the conference call.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Toll Free Dial In:  +1866 819 7111
UK Toll Free Dial In:  +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP.”

A telephonic replay of the conference call will be available until August 5, 2009 by dialing the following numbers:

US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#

Slides and audio webcast:

There will also be a live webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors.” Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the “Investors” section at 7:45 A.M. EDT on the day of the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners' growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners' filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com